PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

October 26, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-227877

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Propanc Biopharma, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will become effective at 10:00 A.M. Eastern Time on Tuesday, October 30, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Shechter of Foley Shechter LLP at (212) 335-0465, or in his absence Sasha Ablovatskiy of Foley Shechter LLP at (212) 335-0466. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Foley Shechter LLP, attention: Jonathan Shechter, via facsimile at (917) 688-4092.

Sincerely,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer and Chief Financial Officer

Cc:	Jonathan Shechter, Foley Shechter LLP
Sasha Ablovatskiy, Foley Shechter LLP